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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*

                                  SCHEDULE 13D



                                 DOTRONIX, INC.
                                 --------------
                                (Name of Issuer)


                          COMMON STOCK, $.05 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)



                                   258564 10 3
                                   -----------
                                 (CUSIP Number)


          WILLIAM S. SADLER, 160 FIRST STREET SOUTHEAST, NEW BRIGHTON,
                             MN 55112 651-633-1742
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               October 22, 1999
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 258564 10 3

         1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         William S. Sadler

         2. Check the Appropriate Box if a Member of a Group
         (a)      ______         (b)   ______


         3. SEC Use Only


         4. Source of Funds (See Instructions)     PF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

         6. Citizenship or Place of Organization
                  USA

    Number of shares beneficially owned by each reporting person with:

         7. Sole Voting Power                                      1,223,738


         8. Shared Voting Power                                       17,000


         9. Sole Dispositive Power                                 1,223,738


         10. Shared Dispositive Power                                 17,000


         11. Aggregate Amount Beneficially Owned
              by Each Reporting Person                             1,240,738


         12. Check if the Aggregate Amount in
              Row (11) Excludes Certain Shares                         _____


         13. Percent of Class Represented by Amount in Row (11)       30.4%


         14. Type of Reporting Person                                    IN



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                              SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $.05 par value (the "Common Stock"), of Dotronix, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 160 First Street Southeast, New Brighton, Minnesota 55112.


ITEM 2.  IDENTITY AND BACKGROUND

The undersigned, William S. Sadler, is the Chief Executive Officer of the Issuer and his business address is set forth above.

The undersigned, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body that resulted in judgement or final order regarding violations of federal or state securities laws.

He is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer made a stock grant of 6,849 shares of Common Stock, issued on October 22, 1999.


ITEM 4.  PURPOSE OF TRANSACTION

A stock grant was made in accordance with the Issuer 1999 Stock Incentive Plan.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The undersigned beneficially owns 1,240,738 shares of Common Stock (including
(a) 512,089 shares of Common Stock directly owned and previously acquired, (b) 704,800 shares of Common Stock owned and previously acquired through Minnesota River Aviation, Inc., of which the undersigned is the sole shareholder, (c) 17,000 shares which are held in joint tenancy with a minor granddaughter, and
(d) the 6,849 shares of Common Stock reported hereby), which constitutes 30.4% of the shares of Common Stock as of October 22, 1999. This percentage is based upon the denominator of 4,083,762 shares of Common Stock as of October 22, 1999. Except as otherwise noted above, the undersigned holds sole voting power and power of disposition in connection with such shares.


Additionally, the undersigned's spouse owns 12,800 shares of Common Stock for which the undersigned disclaims beneficial ownership.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Incorporated by reference to Amendment No. 3 to this Schedule 13D

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


None.






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  December 11,  2000                            /s/ William S. Sadler
                                                      ---------------------
                                                         William S. Sadler